Exhibit 99.2

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2022

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2022

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1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three and nine months ended September 30, 2022 (“3Q22”).  References to “Bragg”, or the “Corporation” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the interim unaudited condensed consolidated financial statements for the three months and nine months ended September 30, 2022 (the “Interims”).

For reporting purposes, the Corporation prepared the Interims in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interims.  Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interims.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.  Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS.  These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.  These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to November 10, 2022, the date the Corporation’s board of directors (the “Board”) approved this MD&A.

On April 30, 2021, the Corporation announced a one-for-ten share consolidation. At the annual and special meeting of the Corporation’s shareholders held on April 28, 2021, the Corporation’s shareholders granted the Corporation’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding Common Shares of the Corporation on the basis of a consolidation ratio of up to ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Corporation’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidation basis under the Corporation’s existing trade symbol "BRAG" at the opening of the market on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retroactively and all balances of Common Shares, warrants and equity-based compensation such as share options, deferred share units and restricted share units have been restated after applying the consolidation ratio..

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2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Corporation’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Corporation’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Corporation’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Corporation.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of November 10, 2022, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

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3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Corporation’s key metrics are calculated using internal Corporation data. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Corporation’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

Bragg Gaming: Overview and Strategy

Bragg is a content-driven Business-to-Business (“B2B”) iGaming technology provider. Its suite of iGaming content and technology, commercial relationships and operational licences allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 6,500 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its Remote Games Server (“RGS”) as well as aggregated, licensed games from top studios around the world.

The Corporation’s proprietary suite of products includes a state-of-the-art Player Account Management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Corporation’s technology was developed on a greenfield basis and is not dependent on legacy code. The Corporation’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in European and North American iGaming markets.

The Corporation was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Corporation completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America. The Corporation is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG.

In September 2021, the Corporation acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Corporation acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Corporation announced that it had consolidated its group companies of Oryx, Wild Streak and Spin under the single brand of Bragg Gaming Group.

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The Corporation aims to leverage the strengths of its distribution in Europe and the Americas, its growing internally developed proprietary content  and its modern, fully owned technology stack, to grow its business as a vertically integrated B2B provider to regulated online casino, online sports betting and land-based casino markets globally.

The Corporation continues to invest in building a strong, experienced management team to drive its strategic initiatives. In January 2022, the Corporation bolstered its management team with the appointment of Ms. Lara Falzon, former Chief Financial Officer of online casino games developer Red Tiger Gaming, former Operational Group Chief Financial Officer of NetEnt AB and previously Bragg board member since March 2021, as President and Chief Operating Officer. In July 2022, the Corporation appointed Mr. Yaniv Sherman, previously Senior Vice President and Head of U.S. for 888 Holdings plc, as Chief Executive Officer.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service (“SaaS”) technology and managed services, the Corporation aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

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4.	OVERVIEW OF 3Q22

4.1	EXECUTIVE SUMMARY

Financial performance in the third quarter of 2022

The Corporation is pleased to report solid trading performance during the three months ended September 30, 2022. The Corporation has continued to deliver against its strategic objectives which has resulted in revenue diversification, geographic expansion and accelerated growth.

The Corporation’s revenue1 for the period ended September 30, 2022 increased from the same period in the previous year by 62.3% to EUR 20.9m (3Q21: EUR 12.9m) and 0.5% from the previous quarter (2Q22: EUR 20.8m), continuing the solid quarterly growth momentum since 1Q19. The Group’s year-over-year revenue growth was mainly organic through its existing customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from its propietry Wild Streak casino games studio and Spin Games’ existing US customer base.

The Corporation’s revenue growth was mainly derived from the games and content segment which amounted to EUR 14.6m (3Q21: EUR 11.2m) and accounted for 69.9% (3Q21: 86.8%) of total revenues, as demand for the Group’s unique content continues to grow. The Corporation’s growth has been underpinned by continued investment and innovation in its technology and product offerings. These investments were pivotal to the performance of the PAM and managed services segments throughout the period, including content delivery, data analytic tools and customer engagement platforms, demonstrating the Corporation’s potential to further leverage its technology, diversify its product mix and accelerate growth.

The management is pleased with the growth in gameplay, unique player numbers and the overall level of customer engagement. Total wagering generated via games and content offered by the Corporation in the period was up by 42.4% from the same period in the previous year to EUR 4.6 billion (3Q21: EUR 3.2 billion) with 8.9% growth from the previous quarter (2Q22: EUR 4.2 billion).

The number of unique players using Bragg games and content (excluding Wild Streak and Spin Games) decreased by 1.7% to 2.1m (3Q21: 2.1m) but increased by 1.0% from previous quarter (2Q22: 2.1m). The decrease in unique players from the previous year is a direct result of the reduction in the revenue and level of activity from German customers due to the new gameplay and tax regulations introduced on July 1, 2021.

1 Revenue includes the Corporation’s share in game and content, platform fees and management and turnkey solutions.

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Gross profit increased compared to the same period in the previous year by 58% to EUR 10.4m (3Q21: EUR 6.6m) with gross margins seeing a slight decrease by 1.4% to 50.0% (3Q21: 51.4%), The margin reduction is primarily due to a change in the composition of revenue derived from our iGaming platform and managed services partially offset by an increase in revenue from proprietary game studios which has no cost of sales compared to third party games and content which have associated third party costs.

Selling, general and administrative expenses increased from the same period in the previous year by 35.8% to EUR 12.0m (3Q21: EUR 8.9m) but declined as a percentage of total revenue to 57.6% (3Q21: 68.9%). The increase of costs is in line with the Corporation’s investment in its growth strategy, as the Corporation continues to build its foundation as a scalable and innovative vertically integrated iGaming content and technology provider in the iGaming industry.

The main changes in the quarter were driven by the following:

A.	Salaries and subcontractors increased by 17.9% to EUR 4.4m (3Q21: EUR 3.7m) as the Corporation continued to invest in expanding its technology and product teams including software developers, product managers, analytics professionals, and executive team to source new customers and maintain growth from its existing customer base, expansion into new markets, adjustments to regulatory requirements and enhancement of its technology offering. As a result of the increased level of investment in the product, internally developned games and technology, total capitalised software development costs increased by EUR 1.6m compared to the same period in the previous year.

Share based payment costs decreased by EUR 0.7m to EUR 0.8m (3Q21: EUR 1.5m) associated with the share-based incentive plan awards to new directors and management composed of DSUs and RSUs in the period. The reduction compared to the previous period derives from an award related to the previous member of management upon joining the group.

Total employee costs (including share-based payments charge) increased by 0.5% to EUR 5.2m (3Q21: EUR 5.2m) mainly due to an increased headcount in technology, product and senior management teams, offset by lower share-based payment costs of EUR 0.7m, an increase in software development costs and a one time payment for the termination of an employment agreement in the previous period.

B.

IT and hosting costs increased by 90.6% to EUR 1.0m (3Q21: EUR 0.5m) mainly due to an increase in gaming activity and increased costs of hosting servers in various jurisdictions predominantly the U.S which in line with the total revenue growth.

C.

Professional fees increased by EUR 0.5m to EUR 1.2m (3Q21: EUR 0.7m) and are comprised of audit and tax advisory, legal, recruitment, regulatory and licencing costs which are related to various jurisdictions, mainly in the U.S. and the Canadian markets, as part of the of expansion into new markets. Professional fees also include a one-time EUR 0.3m (Q3 2021: Nil) payment related to the recruitment of the Chief Executive Officer.

D.

Corporate costs decreased by EUR 0.1m to EUR 0.2m (3Q21: EUR 0.3m) as a result of a reduction in the level of investment in investor and public relations activities as part of the overall corporate strategy.

E.

Sales and marketing increased by EUR 0.4m to EUR 0.5m (3Q21: EUR 0.1m) mainly related to the increase in sales and gaming sector events (EUR 0.2m) and the increase in games and content promotion activities (EUR 0.4m).

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F.

Bad debt expense increased by EUR 0.5m to EUR 0.4m (3Q21: Negative EUR 0.1m) as a result of a remeasurement of risk in the aging and liquidity of trade receivables of specific customers while progress was made in improving the billing processes and collection of customer funds.

G.

Transaction and acquisition costs increased by EUR 0.2m to EUR 0.4m (3Q21: EUR 0.2m) due to costs mainly related to the debt financing process closed during the period in the total value of EUR 0.3m (3Q21: Nil)  in which the corporation raised a total US 8.7m (3Q21:Nil) prior to legal, brokers and debt arrangement fees.

H.

Other operational costs amounted to EUR 0.6m (3Q21: EUR 0.5m) related predominantly to an insurance premium in relation to the Corporation’s directors and officers and erosion and omission and other travel and events costs. Gain / (loss) on foreign exchange is now disclosed as net interest expense and other financing charges. Previously, this had been categorized as other operational costs.

Total operating loss for the period amounted to EUR 1.6m (3Q21: operating loss of EUR 2.2m) reflecting increased gross profit of EUR 3.8m due to improved underlying performance that was offset by increased depreciation and amortisation of EUR 1.1m, IT and hosting costs of EUR 0.5m, professional fees of EUR 0.5m and bad debt expenses of EUR 0.5m.

The Corporation’s Adjusted EBITDA increased from the same period in the previous year by 51.6% to EUR 2.2m (3Q21: EUR 1.5m) with Adjusted EBITDA margins decreasing by 0.8% to 10.7% (3Q21: 11.5%). The change in margin derives mainly as a result of scale and a change in the product mix of iGaming and managed services, and higher investment in salaries and subcontractor costs as part of the Corporation’s strategy of investment in the expansion of its software development, product and senior management functions. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Note 5.3.

Cash flows from operating activities for the period ended September 30, 2022 amounted to EUR 0.0m (3Q21: cash flows from operating activities of EUR 0.0m). The decrease was driven by negative working capital movements in the period offset by an improvement in the performance of the underlying business in the period.

Cash flows used in investing activities amounted to EUR 2.5m (3Q21: EUR 0.7m) an increase of  EUR 1.8m from the previous period. During both periods the Corporation  continued its investment in intangible assets, mainly in software development costs, totalling EUR 2.4m (3Q21: EUR 0.7m).

Cash flows from financing activities amounted to EUR 8.2m (3Q21: cash flows from financing activities of EUR 0.1m), primarily attributed to the debt financing arrangement in the net total of USD 8.4m (3Q21: Nil) before other costs directly attributable to the fund raise. The funding provided by Lind Global Fund II LP is in the form of a USD 8.7m convertible debt (the "Convertible Debt") that has a face value of USD 10m (the "Face Value"). The Corporation received net proceeds of approximately USD 8.0m  from the Funding after fees. The Face Value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Corporation ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1.0m if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Corporation also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the funding, Lind was issued a warrant to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months.

The Funding is secured by assets of the Corporation and some of its subsidiaries. The Funding Agreement and the issuance of securities thereunder has been approved by the Toronto Stock Exchange (the "TSX").

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Financial performance in the nine months ended September 30, 2022

Revenues

The Corporation’s revenue for the nine months ended September 30, 2022 increased from the same period in the previous year by 43.4% to EUR 61.1m (nine months ended September 30, 2021: EUR 42.6m) continuing the solid quarterly growth momentum since Q1 2019. The Group’s positive year-over-year revenue growth was derived mainly from organic growth from its existing customer base, the onboarding of new customers in various jurisdictions and a strong revenue performance from internal casino game development studios.

Gross profit

Gross profit for the nine months ended September 30, 2022 increased from the same period in the previous year by 58.2% to EUR 32.1m (nine months ended September 30, 2021: EUR 20.3m) with gross margins increasing by 4.9% to 52.6% (nine months ended September 30, 2021: 47.7%), due a higher proportion of revenue derived from our iGaming platform and managed services, partially offset by an increase in content revenue which has no cost of sales compared to third party games, and content which have associated third party cost.

Expenses

Selling, general and administrative expenses amounted to EUR 33.5m an increase of EUR 8.7m from the same period in the previous year (nine months ended September 30, 2021: EUR 24.8m) and representing 54.9% of the total revenue (nine months ended September 30, 2021: 58.4%).

Expenses were mainly driven by a EUR 3.3m increase in salaries and subcontractor costs to support the Corporation’s growth in technology, product, compliance, sales and management, an increase of EUR 1.4m in sales and marketing as part of the Corporation’s investment in promoting its services and products, an increase of EUR 0.3m in other operational costs associated with directors and officers and error and omission insurance and EUR 2.7m of depreciation and amortization. These adverse movements were partially offset by a reduction in transaction and acquisition costs of EUR 0.6m and a reduction in share-based compensation costs of EUR 0.7m.

Profitability

Adjusted EBITDA amounted to EUR 8.4m (nine months ended September 30, 2021: EUR 5.8m) an increase of EUR 2.6m for the period with margins improving by 0.3% to 13.8% (nine months ended September 30, 2021: 13.5%).

Operating loss amounted to EUR 1.0m (nine months ended September 30, 2021: operating loss of EUR 4.5m) a reduction of EUR 3.5m as a result of the increase in gross profit of EUR 11.8m partially offset by an increase in selling general and administrative expenses of EUR 8.7m and a gain on remeasurement of deferred consideration of EUR 0.5m in the period.

Cash flow

Cash flows from operating activities for the nine months ended September 30, 2022, amounted to EUR 7.7m (nine months ended September 30, 2021: EUR 2.3m). The increase of EUR 5.4m was primarily due to improvement in the performance of the underlying business of EUR 5.0m and a change in income taxes payable of EUR 0.4m.

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Investments

Cash flows used in investing activities amounted to EUR 14.4m (nine months ended September 30, 2021: EUR 21.7m), a reduction of EUR 7.3m from the same period in the previous year, and is mainly attributable to Nil (nine months ended September 30, 2021: EUR 11.5m) outflow of deferred and contingent consideration payments during the period relating to the earnout payment of the Oryx acquisition. During both periods the Corporation paid cash consideration for the acquisition of Spin and Wild Streak in June 2022 and June 2021, respectively.  Total cash consideration paid in respect of Spin was EUR 9.3m (nine months ended September 30, 2021: cash consideration in respect of Wild Streak of EUR 8.3m). In addition, the corporation continued its investment in intangible assets, mainly in software development costs, totalling EUR 5.2m (nine months ended September 30, 2021: EUR 2.1m).

Financing

Financing activities amounted to a net inflows of EUR 7.4m (nine months ended September 30, 2021: inflow EUR 12.5m) which is predominantly related to the inflows from the funding agreement the Corporation completed in September 2022 which it received a net investment of USD 8.3m (Nine months ended September 30, 2021: Nil) before other direct costs in relation to fund raise.

The reduction in the net inflows from the same period in the previous year was predominantly related to the previous period net proceeds from the exercise of warrants and broker compensation options in the value of EUR 10.8m related to the November 2020 Public Offering, and EUR 1.3m related to the private placement in which the board of directors and officers participated on January 13, 2021.

During the period EUR 0.7m outflow (nine months ended September 30, 2021: Nil) was related to the repayment of loans in relation to the Spin acquisition.

Financial position

Cash and cash equivalents as of September 30, 2022, amounted to EUR 17.2m (December 31, 2021: EUR 16.0m) an increase of EUR 1.2m primarily as a result of the EUR 8.1m net proceeds from the debt financing completed in September 2022 supported by strong trading and changes in the working capital position in the period offset by the cash required for the acquisition of Spin in June 2022 in the total of EUR 9.3m.

Trade and other receivables as of September 30, 2022, totaled EUR 11.8m (December 31, 2021: EUR 8.5m) up by EUR 3.3m mainly due to higher revenue performance during the period with an increase in provision against expected credit losses of EUR 0.3m.

Prepaid expenses and other assets as of September 30, 2022, decreased by EUR 0.4m to EUR 2.0m (December 31, 2021: EUR 2.4m) due to the settlement of the prepaid consideration upon completion of the Spin transaction in the total value of EUR 1.2m, offset by increases in prepayments for corporate insurance, hosting licences and trade shows.

Trade payables and other liabilities as of September 30, 2022, increased by EUR 5.5m to EUR 19.9m (December 31, 2021: EUR 14.4m) as result of a EUR 5.5m increase in trade payables and accrued liabilities to EUR 19.4m (December 31, 2021: EUR 13.8m), and an increase in other payables of EUR 0.4m (December 31, 2021: EUR 0.1m), offset by a decrease in sales tax payable of EUR 0.4m to EUR nil (December 31, 2021: EUR 0.5m).

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Other activities during the nine months ended September 30, 2022

Completion of the acquisition of Spin

On May 12, 2021, the Corporation announced it had entered into an agreement to acquire Spin in a cash and stock transaction for a purchase price of approximately USD 30 million. Pursuant to this agreement the sellers of Spin would receive USD 10 million in cash and USD 20 million in Common Shares of the Corporation of which USD 5 million in Common Shares was issued on closing with the balance to be issued over the next three years. The transaction was closed on June 1, 2022.

Completion of financing arrangement

On September 5, 2022, the Corporation entered into a funding agreement for an investment of USD 8.7m (the "Funding Agreement") with Lind Global Fund II LP, an investment entity managed by The Lind Partners, a New York-based institutional fund manager (together ("Lind").

The funding provided to the Corporation by Lind is in the form of a USD 8.7m convertible debt bearing interest at a rate of 7.5% (the "Convertible Debt") that has a face value of USD 10.0m (the "Face Value"). The Corporation received net proceeds of approximately USD 8.1m from the Funding after fees. The Face Value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Corporation ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Corporation also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the funding, Lind was issued a warrant to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months.

The Funding is secured by assets of the Corporation and some of its subsidiaries. The Funding Agreement and the issuance of securities thereunder has been approved by the Toronto Stock Exchange (the "TSX").

Other:

(1)

Share Capital: As at September 30, 2022, the number of issued and outstanding shares was 21,107,768 (September 30, 2021: 19,956,034), the number of outstanding awards from equity incentive plans was 3,109,661 (September 30, 2021: 2,637,873), and the number of outstanding warrants was 16,886 (September 30, 2021: 16,886 ) of Broker warrants and warrants issued upon convertible debt of 979,048 (September 30, 2021: Nil).

(2)

Employees: Excluding discontinued operations, as at September 30, 2022, the Corporation employed 416 employees, contractors and sub-contractors (December 31, 2021: 286) across Europe, North America and India.

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Strategic progress

The Corporation’s vision is to become a leading vertically integrated content-led technology provider in the iGaming industry. It aims to achieve this as an iGaming platform and complete solution provider and distributor and provider of online casino games via its in-house studios and via third party content providers, capturing an increasing proportion of the online gaming value chain. It plans to meet these objectives through the following:

1. Focus on Core Business Growth:

The Corporation intends to continue growing its core business by adding new customers while expanding within its existing customer base, helping them grow their respective businesses in different markets and jurisdictions. The Corporation aims to gain new customers and support existing ones by consistent product innovation in order to drive superior player engagement, affording its customers a competitive advantage. This involves developing and securing exclusive premium content coupled with a focus on developing its platform, data analytics and player engagement tools designed to increase the Return On Investment (“ROI”) for Bragg’s customers. The Corporation’s modern and proprietary technology was developed in-house, with an emphasis on agility and scalability, aiming to quickly and seamlessly integrate with customer operations. Bragg’s product and technology stack offers a competitive time to market, cutting edge real-time data-driven marketing tools and a differentiated content suite. This provides its customers the ability to create a near-term impact in newly-launched iGaming markets.

During the third quarter of 2022, the Corporation launched nine new online casino games exclusively available via its RGS in Europe, including three titles developed by its proprietary studios Atomic Slot Lab and Indigo Magic, and it added 500 aggregated titles from third party studios. In North America, during the quarter the Corporation launched 16 new online casino games exclusively available via its RGS, including four from its proprietary Spin Games studio, two from its proprietary Atomic Slot Lab studio and one from its proprietary Oryx Gaming studio. In addition in North America it launched four aggregated third party game titles. During the quarter the Corporation also launched one title from its Wild Streak Gaming studio via a third party RGS, and two Wild Streak Gaming land-based titles with Sega Sammy Creation. As of September 30, 2022 the Corporation’s total active games portfolio globally consisted of over 6,500 distinct titles.

The Corporation continued to expand its operations in existing markets during the quarter, launching its exclusive and proprietary content with Rush Street Interactive’s BetRivers.ca brand in Ontario, Canada, and launching its PAM in the Czech Republic with Merkur.

For the three months ended September 30, 2022, customer concentration from the top 10 customers was 71.6% of total revenues, compared to 54.3% of total revenues for the same period in the previous year. As of September 30, 2022, the Corporation’s total customer base was 186 customers (3Q21: 133). A customer is a company or group of companies with one or more online casino operating licenses and one or more active online casino brands.

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2. Develop Games through In-House Studios:

The Corporation is focused on developing more proprietary casino content, which the Corporation believes offers significant Adjusted EBITDA margin expansion opportunities by capturing a greater share of revenue generated from games. Leveraging its many years of experience in game development and its proprietary player engagement tools, the Corporation aims to design its games to produce an enhanced player experience and increase their Life-Time-Value (“LTV”). The Corporation’s access to data through in-game performance monitoring features also allows it to constantly create and adjust products to better serve players’ continuously shifting preferences. The Corporation is then able to distribute new and improved content to all operators on its network.

In line with this strategy, during the third quarter of 2022, the Corporation launched three slot titles from its proprietary studios in Europe (one from Atomic Slot Lab and two from Indigo Magic) and seven slot titles in North America (four from Spin Games, two from Atomic Slot Lab and one from Oryx Gaming). The positive performance of these new proprietary games is helping the Corporation deliver on its strategy to grow revenue and capture a greater share of revenue generated from the games it releases.

3. Focus on M&A and Other Strategic Transactions:

The Corporation announced its completion of the acquisition of Spin Games, a U.S. based online casino games and technology company in the third quarter of 2022 accelerating its new content rollout plans in regulated North American iGaming markets. The Corporation will continue to explore and consider various strategic acquisitions, investments, joint ventures, partnerships, and other commercial initiatives. It is expected that as part of the consideration for any such transactions, the Corporation may, subject to any customary approvals, issue additional shares or other securities in the capital of the Corporation.

4. Expansion into new markets:

The Corporation continues to follow a strategy of growth through expansion into new markets. During the third quarter, the Corporation launched its content in Connecticut for the first time. The Corporation has also initiated the roll-out of its new proprietary and third-party exclusive content portfolio in North America, with successful launches with Rush Street Gaming, Ceasar’s / William Hill and DraftKings in Michigan.

As other geographies continue to adopt regulations in favour of online gaming, the Corporation believes it is well-positioned to expand into new markets. Bragg’s geographic growth strategy is driven by regulatory approvals and the subsequent creation of a new market. Markets where growth opportunities have been identified include the United States, Canada, Italy and Latin America. Within Europe, the Corporation’s goal is to further diversify across the region and increase market share through strategic partnerships with suppliers and operators and through acquisitions.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	13

5. Expanding offering by introducing exclusive content:

The Corporation expects to expand its offering of premium exclusive third-party content. Through new investments and partnerships with more studios, it intends to increase distribution of premium and localized content. It anticipates that these exclusive deals as well as original content will allow the Corporation to create bespoke content adjustable to the markets in which it currently operates or plans to enter.

During the quarter the Corporation entered into a new content development agreement with Bally’s Interactive. Under the agreement the Corporation will take games from exclusive partners of Bally’s Interactive, including popular land-based slots brands Gaming Arts and King Show Games, and distribute them online.

The Corporation recently entered into an exclusive content licensing agreement with Sega Sammy Creation, a globally recognized provider of unique slot games for land-based casino slots. The agreement enables the Corporation to develop select titles from the Sega Sammy Creation portfolio for its exclusive distribution to the online casino market.

These new exclusive content partnerships serve to further expand and differentiate the Corporation’s excusive online games portfolio.

The Corporation released nine new exclusive games in Europe during the third quarter of 2022, including two from its proprietary Indigo Magic studio and one from its proprietary Atomic Slot Lab studio.

Outlook

The Corporation continues to invest in new and proprietary content, alongside its leading technology and grow and diversify its global footprint winning new customers in new jurisdictions. The Corporation’s North American (U.S. and Canada) market expansion is progressing according to plan.

The Corporation and its management team is focused on integrating its various global business units, including the recently acquired Spin Games and Wild Streak businesses, into a competitive iGaming solution provider that will offer its customers an array of products and services. Such products and services would play a critical role in powering growth for online sports betting and iGaming operators worldwide.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	14

5.	FINANCIAL RESULTS

5.1	BASIS OF FINANCIAL DISCUSSION

The financial information presented has been prepared to examine the results of operations.

The presentation currency of the Corporation is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Corporation’s economic inflows, outflows as well as its assets and liabilities.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	15

5.2	SELECTED INTERIM INFORMATION

The following is selected financial data of the Corporation for the three and nine months ended September 30, 2022, and 2021. Gain / (loss) on foreign exchange is now disclosed as net interest expense and other financing charges. Previously, this had been categorized as other operational costs.

The primary non-IFRS financial measure which the Corporation uses is Adjusted EBITDA1. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
EUR 000	2022	2021	2022	2021
Revenue	20,899	12,874	61,053	42,561
Net loss	(1,998)	(2,477)	(2,628)	(5,882)
EBITDA	837	(884)	4,944	(1,285)
Adjusted EBITDA	2,237	1,476	8,412	5,755

Basic and diluted loss per share	(0.09)	(0.12)	(0.12)	(0.30)

	As at	As at
	September 30,	December 31,
	2022	2021
Total assets	109,747	83,390
Total non-current financial liabilities	7,987	451

Dividends paid	nil	nil

As at September 30, 2022 non-current financial liabilities consist of deferred consideration in relation to the acquisition of Spin, lease obligations on right of use assets in relation to office leases and long-term employee benefits.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all reporting periods presented.

1 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	16

5.3	OTHER FINANCIAL INFORMATION

To supplement its September 30, 2022 interim financial statements presented in accordance with IAS 34, Interim Financial Reporting, the Corporation considers certain financial measures that are not prepared in accordance with IFRS. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2022	2021	2022	2021
Operating loss	(1,638)	(2,217)	(990)	(4,505)
Depreciation and amortization	2,475	1,333	5,934	3,220
EBITDA	837	(884)	4,944	(1,285)
Depreciation of right-of-use assets	(65)	(40)	(154)	(115)
Lease interest expense	(5)	(5)	(13)	(15)
Share based compensation	843	1,480	2,940	3,680
Transaction and acquisition costs	362	204	708	1,340
Exceptional costs	216	721	407	2,150
Loss on remeasurement of derivative liability	101	—	101	—
Gain on remeasurement of contingent consideration	(52)	—	(521)	—
Adjusted EBITDA	2,237	1,476	8,412	5,755

In the nine months ended September 30, 2022, exceptional costs include one-time costs for the Corporation of EUR 0.4m related to legal and professional fees and other non-recurring regulatory and legal matters. In the nine months ended September 30, 2021 EUR 0.7m is related to the termination of the employment contract of the previous interim CEO in September 2021 and EUR 1.4m is related to legal and professional fees on the Nasdaq listing, base shelf prospectus and other non-recurring regulatory and legal matters.

Gain on remeasurement of contingent consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin and loss on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the Financing Arrangement convertible debt instrument.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	17

5.4	SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2022	2021	2022	2021
Revenue	20,899	12,874	61,053	42,561
Operating loss	(1,638)	(2,217)	(990)	(4,505)
EBITDA	837	(884)	4,944	(1,285)
Adjusted EBITDA	2,237	1,476	8,412	5,755

	As at	As at
	September 30,	December 31,
	2022	2021
Total assets	109,747	83,390
Total liabilities	37,404	17,195

TRADE AND OTHER RECEIVABLES

	As at	As at
	September 30,	December 31,
EUR 000	2022	2021
Less than one month	11,601	8,717
Between two and three months	1,221	747
Greater than three months	1,629	1,405
	14,451	10,869
Provision for expected credit losses	(2,691)	(2,415)
Trade and other receivables	11,760	8,454

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	18

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	September 30,	December 31,
EUR 000	2022	2021
Trade payables	2,852	1,464
Accrued liabilities	16,541	12,380
Sales tax payable	—	444
Other liabilities	512	69
Trade payables and other liabilities	19,905	14,357

5.5	SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Corporation.

	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22

	2020	2021				2022
EUR 000	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Revenue	13,778	14,196	15,491	12,874	15,758	19,360	20,794	20,899
Operating income (loss)	(5,205)	(516)	(1,772)	(2,217)	(1,841)	(143)	791	(1,638)
EBITDA	(4,532)	320	(721)	(884)	(264)	1,433	2,674	837
Adjusted EBITDA	1,350	2,326	1,953	1,476	1,599	3,040	3,135	2,237
Income (Loss) per share (EUR) - Basic and diluted	(0.52)	(0.06)	(0.11)	(0.12)	(0.08)	(0.03)	0.00	(0.09)

5.6	LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Corporation calculates its working capital requirements as follows:

	As at	As at
	September 30,	December 31,
EUR 000	2022	2021
Cash and cash equivalents	17,183	16,006
Trade and other receivables	11,760	8,454
Prepaid expenses and other assets	1,995	2,442
Consideration receivable	-	56
Current liabilities excluding deferred consideration	(26,359)	(15,317)
Net working capital	4,579	11,641
Deferred consideration	(1,364)	-
Net current assets	3,215	11,641

Deferred consideration of EUR 1,364 is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 December 31, 2021: Nil).

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	19

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Corporation as at September 30, 2022 are below:

	2022	2023	2024	2025	Thereafter	Total
Trade payables and other liabilities	19,905	-	-	-	-	19,905
Lease obligations on right of use assets	110	287	161	160	-	718
Convertible debt	-	-	10,259	-	-	10,259
Other non-current liabilities	-	1	1	1	236	239
	20,015	288	10,421	161	236	31,121

MARKET RISK

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Corporation’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Corporation’s customers thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net loss as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7	CASH FLOW SUMMARY

The cash flow may be summarized as follows:

	Nine Months Ended September 30,
EUR 000	2022	2021
Operating activities	7,705	2,315
Investing activities	(14,376)	(21,680)
Financing activities	7,372	12,521
Effect of foreign exchange	476	1,047
Net cash flow from (used in) operations	1,177	(5,797)

Cash flows used in investing activities is primarily due to EUR 8.5m in cash consideration paid upon business combination (nine months ended September 30, 2021: EUR 8.3m), additions to intangible assets of EUR 5.2m (nine months ended September 30, 2021: EUR 2.1m), and prepaid consideration in relation to the acquisition of Spin of EUR 0.8m (nine months ended September 30, 2021: Nil). Cash flows used in investing activities in the comparative period also include the final settlement of the Oryx earn out on January 18, 2021, of EUR 11.5m.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	20

	Nine Months Ended September 30,
EUR 000	2022	2021
Purchases of property and equipment	(257)	(72)
Additions in intangible assets	(5,157)	(2,091)
Proceeds from sale of discontinued operations	91	148
Consideration paid upon business combination	(8,488)	(8,268)
Cash acquired from business combination	256	124
Prepaid consideration	(821)	-
Deferred and contingent consideration payments	-	(11,521)
Cash flows used in investing activities	(14,376)	(21,680)

In the nine months to September 30, 2022 cash flows from financing activities primarily consist of proceeds from convertible debt of EUR 8.3m and repayment of loans totalling EUR 0.6m (nine months ended September 30, 2021: EUR nil) inherited upon the acquisition of Spin. Cash flows from financing activities in the comparative period consist of net proceeds from the exercise of warrants and broker warrants issued as part of the November 2020 equity raise of EUR 10.8m, EUR 1.3m of net proceeds from shares issued to directors and officers of the Corporation in connection with a private placement and EUR 0.6m of proceeds from the exercise of stock options.

	Nine Months Ended September 30,
EUR 000	2022	2021
Proceeds from exercise of warrants and broker warrants	-	10,817
Proceeds from convertible debt, net of costs	8,276	-
Proceeds from exercise of stock options	14	636
Proceeds from shares issued upon private placement, net of issuance costs	-	1,310
Repayment of lease liability	(112)	(110)
Repayment of loans	(654)	-
Interest income	13	54
Interest and financing fees	(165)	(186)
Cash flows from financing activities	7,372	12,521

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	21

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Corporation and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Corporation’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Three key management employees are also shareholders in the Corporation. Transactions and balances between the Corporation and its key management personnel are as follows:

●	Revenues for the three and nine months ended September 30, 2022, to a shareholder of the Company totalled EUR 22 and EUR 76, respectively (three and nine months ended September 30, 2021: EUR 44 and EUR 93, respectively).
●	Total compensation for salaries, director fees, share-based compensation, and short-term employee benefits of key management personnel of the Company for the three and nine months ended September 30, 2022, totalled EUR 1,450 and EUR 4,095, respectively (three and nine months ended September 30, 2021: EUR 2,136 and EUR 6,480, respectively).
●	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and Spin and subsequently employees of the Company for the three and nine months ended September 30, 2022, totalled EUR 421 and EUR 768, respectively (three and nine months ended September 30, 2021: EUR 151 and EUR 188, respectively).
●	Gain on remeasurement of deferred consideration payable to the vendors of Spin and subsequently employees of the Company for the three and nine months ended September 30, 2022, totalled EUR 51 And EUR 521, respectively (three and nine months ended September 30, 2021: EUR nil).
●	Interest expense on deferred consideration payable to the vendors of Spin and subsequently employees of the Company for the three and nine months ended September 30, 2022, totalled EUR 94 and EUR 127, respectively (three and nine months ended September 30, 2021: EUR nil).

●	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the three and nine months ended September 30, 2022, totalled EUR nil (three and nine months ended September 30, 2021: EUR nil and EUR 52).
●	During the three and nine months ended September 30, 2022, legal fees of EUR nil payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three and nine months ended September 30, 2021: EUR nil and EUR 25).
●	During the three and nine months ended September 30, 2022, professional fees of EUR nil and EUR 22, respectively, payable to a related businesses of a member of the Board of the Company was recognized in the consolidated statements of loss and comprehensive loss (three and nine months ended September 30, 2021: EUR 2 and EUR 87, respectively).
●	As at September 30, 2022, EUR 16 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2021: EUR 47).

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	22

●	As at September 30, 2022, EUR nil of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Company (December 31, 2021: EUR 62).
●	As at September 30, 2022, EUR 774 of trade payables and other liabilities was due to the Company’s key management personnel (December 31, 2021: EUR 1,924).
●	As at September 30, 2022, EUR 133 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and Spin and subsequently employees of the Company (December 31, 2021: EUR 62).
●	As at September 30, 2022, EUR 3,956 of deferred consideration (Note 10) was payable to the vendors of Spin and subsequently employees of the Company (December 31, 2021: EUR nil).
●	During the three and nine months ended September 30, 2022, EUR nil, of share capital (three and nine months ended September 30, 2021: EUR nil and EUR 22,000, respectively) was issued to the former Managing Director of Oryx upon completion of the earn-out. A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.
●	During the three and nine months ended September 30, 2022, EUR 6,764 of share capital (three and nine months ended September 30, 2021: EUR 13,746) was issued to the vendors of Wild Streak. A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.
●	During the three and nine months ended September 30, 2022, EUR 1,426, of share capital (three and nine months ended September 30, 2021: EUR nil) was issued to the vendors of Spin as share consideration for the acquisition of Spin.
●	During the three and nine months ended September 30, 2022, EUR 6,981 of shares to be issued (three and nine months ended September 30, 2021: EUR 13,746) to the vendors for the sale of Wild Streak (Note 4) was recognized in the interim unaudited condensed consolidated statements of changes in equity.
●	During the three and nine months ended September 30, 2022, EUR nil of additional share capital was recognized in the interim unaudited condensed consolidated statements of changes in equity in relation to the private placement by key management personnel of the Company (three and nine months ended September 30, 2021: EUR nil and EUR 1,918, respectively).
●	During the three and nine months ended September 30, 2022, EUR nil additional share capital, was recognized in the interim unaudited condensed consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Company (three and nine months ended September 30, 2021: EUR nil and EUR 410, respectively).
●	During the three and nine months ended September 30, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for deferred consideration (nine months ended September 30, 2021: EUR 11,521.
●	During the three and nine months ended September 30, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (nine months ended September 30, 2021: EUR 140).
●	During the three and nine months ended September 30, 2022, a total of EUR 10,626 in cash consideration payments were made to the vendors of the sale of Spin and Wild Streak (nine months ended September 30, 2021: EUR 8,271).

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	23

●	During the three and nine months ended September 30, 2022, a total of EUR 664 in loan payments were made to the vendors of the sale of Spin (nine months ended September 30, 2021: EUR nil).

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	September 30,	November 10,
	2022	2022
Common Shares	21,107,768	21,107,768
Warrants	979,048	979,048
Broker Warrants	16,886	16,886
Fixed Stock Options	2,096,761	2,096,761
Restricted Share Units	738,000	738,000
Deferred Share Units	274,900	274,900
	25,213,363	25,213,363

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	24

8	SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and judgments in applying the Corporation’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the interim unaudited condensed interim unaudited condensed consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the interim unaudited condensed consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Corporation believes could have the most significant impact on the amounts recognized in the interim unaudited condensed consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their cash generating units (“CGUs”) for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Corporation has determined that Oryx and Wild Streak are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Corporation determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Corporation determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	25

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-	movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores,

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and

-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Corporation’s consolidated statements of financial position and consolidated statements of income (loss) and comprehensive income (loss).

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Corporation is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Corporation’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-Key sources of estimation

In determining the fair value of warrants and share options, the Corporation is required to estimate the future volatility of the market value of the Corporation’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Bragg Gaming Group Inc Management Discussion & Analysis September 30, 2022	26

Long-term employee benefits obligations

-Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Corporation until retirement.

-Key sources of estimation

In determining the present value of liabilities to certain employees, the Corporation performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

-Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price WVAP, annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share pricem, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Corporation’s accounting policies in any of the reporting periods discussed in this MD&A.

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10	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Corporation’s internal control procedures, the Corporation’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Corporation’s internal control over financial reporting during the three and nine months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Corporation, including its consolidated subsidiaries, which is required to be disclosed by the Corporation in its filings or required to be submitted by the Corporation under securities legislation is recorded, processed and summarized and reported within specified time periods. The Corporation’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Corporation’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

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11	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

LIMITED OPERATING HISTORY

The Corporation has a limited operational history. The Corporation has never paid dividends and has no present intention to pay dividends. The Corporation is subject to risks including uncertainty of revenues, markets and profitability and the need to obtain additional funding. The Corporation will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Corporation’s business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Corporation’s business, the Corporation’s ability to anticipate and adapt to a developing market and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in doing what is necessary to address these risks.

KEY PERSONNEL

The success of the Corporation may be dependent on the services of its senior management and consultants. The experience of these individuals may be a factor contributing to the Corporation’s continued success and growth. The loss of one or more of its key employees or consultants could have a material adverse effect on the Corporation’s operations and business prospects. In addition, the Corporation’s future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Corporation will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Corporation’s business, operating results, and financial condition.

ADDITIONAL FINANCING REQUIREMENTS

In order to accelerate the Corporation’s ability to meet its growth objectives, it may need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Corporation will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of Common Shares from the treasury of the Corporation, control of the Corporation may change, and shareholders may suffer additional dilution to current levels as a result of shares under option and broker warrants.

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COMPETITION

The Corporation may not be able to compete successfully against current and future competitors, and the competitive pressures the Corporation faces could harm its business and prospects. Broadly speaking, the market for gambling businesses and media companies is highly competitive. The level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Some of the Corporation’s current and potential competitors have longer operating histories, larger customer bases, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Corporation. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Corporation markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation. Increased competition may result in reduced operating margins as well as loss of market share.

MANAGEMENT OF GROWTH

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its operating systems and systems of internal controls. The Corporation’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations, and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Corporation may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation’s operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

ABSENCE OF PROFITS

The Corporation has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Corporation’s financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Corporation will ultimately depend on its ability to generate revenues such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

CONFLICTS OF INTEREST

Certain proposed directors and officers of the Corporation may become associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Corporation.

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12	ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the Corporation’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com.

Press releases and other information are also available in the Investor section of the Corporation’s website at www.bragg.games.

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